P.E. 11/23/01

0-24678

02012478

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

JAN 25 2002

23 NOVEMBER 2001

CSR LIMITED (ACN 000 001 276)

HIGH COURT RULES ON CSR LIMITED TAX CASE

9 Help St, Chatswood NSW 2067, Australia

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....X....... Form 40-F...........

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CSR LIMITED

(Registrant)

Date 23 November 2001 By: ....

Name: Luke Keighery

Title: Manager Investor Services
CSR Limited

PROCESSED
FEB 06 2002
THOMSON
FINANCIAL

CSR

News Release

HIGH COURT RULES ON CSR LIMITED TAX CASE

CSR Limited will receive a significant tax refund after the High Court today refused the Australian Tax Office (ATO) special leave to appeal against a Federal Court decision, on the tax treatment of a lump sum litigation settlement.

The full bench of the Federal Court ruled last year that CSR was entitled to classify a settlement from the NZI Group as a capital gain, rather than as assessable ordinary income. CSR had paid the tax in 1995 but subsequently successfully challenged this treatment in the Federal Court.

In treating the payment as a capital gain CSR is able to offset the capital gain with capital losses from previous years, thus reducing its tax liability.

Subject to formal ATO approval of those tax losses, today's decision is expected to result in a tax refund to CSR of $33 million plus interest of approximately $11 million.

For further information, please contact Debra Stirling on (02) 9235 8040 or 0419 476 546

23 November 2001

C&IR 07/02

CSR Limited ACN 000 001 276. Corporate and Investor Relations Group
9 Help Street, Chatswood NSW 2067, Locked Bag 6, Chatswood NSW 2057, Australia
Telephone (02) 9235 8171 Facsimile (02) 9235 8140 E-mail investorrelations@csr.com.au